April 24, 2008

Via EDGAR and telecopier 202-772-9210

Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:         Mid-America Apartment Communities, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-12762

Dear Mr. Woody:

We have reviewed your letter dated April 23, 2008, regarding the above referenced filing and have prepared the following responses to your comments.  The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter.

Form 10-K for the fiscal year ended December 31, 2007:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends, page 31

1.
We note your response to comment one. As these measures exclude the impact of straight-line adjustments that are required by US GAAP, it appears that these amounts are non-GAAP financial measures. To the extent that disclosures of NOI growth and other non-GAAP financial measures are provided in future filings, please ensure such disclosures comply with Item 10(e) of Regulation S-K.

Response:

We note the Staff’s comment and advise the Staff that to the extent that disclosures of NOI growth and other non-GAAP financial measures are provided in future filings, we will ensure such disclosures comply with Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 33

2.
We have reviewed your response to comment number two. Please disclose in future filings the amount of interest payments required on fixed-rate or swapped debt within or in a footnote to the table of contractual obligations. Additionally, please revise footnote (1) to refer the reader to other parts of the document which contain interest rate information for your variable-rate debt.

Response:

We note the Staff’s comment and advise the Staff that future filings will disclose the amount of interest payments required on fixed-rate or swapped debt within or in a footnote to the table of contractual obligations. Additionally, we will revise footnote (1) to refer the reader to other parts of the document which contain interest rate information for our variable-rate debt.

Mid-America Apartment Communities, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses adequately address your comments.  Should you have any questions concerning our responses to your comments, please feel free to contact Leslie Wolfgang, Vice President, Director of External Reporting and Corporate Secretary, at (901) 248-4126 or myself at (901) 248-4104.

Cordially,

/s/Simon R.C. Wadsworth
Simon R.C. Wadsworth
Executive Vice President and Chief Financial Officer